

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

David Nikzad
President
Ei.Ventures, Inc.
1215 South Kihei Road, #424
Kihei, HI 96753

> **Re: Ei.Ventures, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 10, 2020**
> **CIK 0001823182**

Dear Mr. Nikzad:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your draft offering statement does not include financial statements, and audited financial statements are required for Tier 2 Form 1-A offerings.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Alan Campbell at 202-551-4224 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences

cc: Travis Wilson